UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Banc of California, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

05990K 10 6
(CUSIP Number)

BRADLEY S. VIZI LEGION PARTNERS ASSET MANAGEMENT, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (424) 253-1775	APRIL WILCOX CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM 100 Waterfront Place, MS 04 West Sacramento, CA 95605 (916) 414-7551

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

May 19, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,121,769
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,121,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.14%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 102,181
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 102,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners Special Opportunities, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,538,029
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,538,029
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.93%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners Special Opportunities, L.P. V
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 176,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 176,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,938,479
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,938,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,938,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,938,479
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,938,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,938,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,938,679
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,938,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,938,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,938,679
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,938,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,938,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,938,679
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,938,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,938,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,938,679
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,938,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,938,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS California State Teachers’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,349
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 92,349
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 05990K 10 6

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special I, Legion Partners Special V, Legion Partners Holdings, and CalSTRS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 1,121,769 Shares owned directly by Legion Partners I is approximately $18,577,719, including brokerage commissions. The aggregate purchase price of the 102,181 Shares owned directly by Legion Partners II is approximately $1,692,599, including brokerage commissions. The aggregate purchase price of the 1,538,029 Shares owned directly by Legion Partners Special I is approximately $27,407,385, including brokerage commissions.  The aggregate purchase price of the 176,500 Shares owned directly by Legion Partners Special V is approximately $2,705,167, including brokerage commissions.  The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $3,030, including brokerage commissions.  The aggregate purchase price of the 92,349 Shares owned directly by CalSTRS is approximately $1,305,934, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,482,585 Shares outstanding as of April 13, 2017, which is the total number of Shares outstanding as reported in the proxy meeting ballot as of April 13, 2017.

A.	Legion Partners I

(a)	As of the close of business on May 19, 2017, Legion Partners I beneficially owned 1,121,769 Shares.

Percentage: Approximately 2.14%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,121,769
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,121,769

(c)	There have been no transactions in the Shares by Legion Partners I in the last 60 days.

B.	Legion Partners II

(a)	As of the close of business on May 19, 2017, Legion Partners II beneficially owned 102,181 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 102,181
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 102,181

(c)	There have been no transactions in the Shares by Legion Partners II in the last 60 days.

C.	Legion Partners Special I

(a)	As of the close of business on May 19, 2017, Legion Partners Special I beneficially owned 1,538,029 Shares.

Percentage: Approximately 2.93%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,538,029
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,538,029

CUSIP NO. 05990K 10 6

(c)	The transactions in the Shares by Legion Partners Special I in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners Special V

(a)	As of the close of business on May 19, 2017, Legion Partners Special V beneficially owned 176,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 176,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 176,500

(c)	There have been no transactions in the Shares by Legion Partners Special V in the last 60 days.

E.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,121,769 Shares beneficially owned by Legion Partners I, (ii) 102,181 Shares beneficially owned by Legion Partners II, (iii) 1,538,029 Shares beneficially owned by Legion Partners Special I and (iv) 176,500 Shares beneficially owned by Legion Partners Special V.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,938,479
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,938,479

(c)
Legion Partners, LLC has not entered into any transactions in the last 60 days. The transactions in the Shares by Legion Partners Special I in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V, may be deemed the beneficial owner of the (i) 1,121,769 Shares beneficially owned by Legion Partners I, (ii) 102,181 Shares beneficially owned by Legion Partners II, (iii) 1,538,029 Shares beneficially owned by Legion Partners Special I and (iv) 176,500 Shares beneficially owned by Legion Partners Special V.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,938,479
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,938,479

CUSIP NO. 05990K 10 6

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares in the last 60 days. The transactions in the Shares by Legion Partners Special I in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Legion Partners Holdings

(a)
As of the close of business on May 19, 2017, Legion Partners Holdings directly owned 200 Shares.  Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,121,769 Shares beneficially owned by Legion Partners I, (ii) 102,181 Shares beneficially owned by Legion Partners II, (iii) 1,538,029 Shares beneficially owned by Legion Partners Special I and (iv) 176,500 Shares beneficially owned by Legion Partners Special V.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,938,679
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,938,679

(c)
Legion Partners Holdings has not entered into any transactions in the Shares in the last 60 days. The transactions in the Shares by Legion Partners Special I in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

H.	Messrs. Vizi, Kiper and White

(a)
Each of Messrs. Vizi, Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,121,769 Shares beneficially owned by Legion Partners I, (ii) 102,181 Shares beneficially owned by Legion Partners II, (iii) 1,538,029 Shares beneficially owned by Legion Partners Special I, (iv) 176,500 Shares beneficially owned by Legion Partners Special V, and (v) 200 Shares beneficially owned by Legion Partners Holdings, LLC.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,938,679
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,938,679

(c)
None of Messrs. Vizi, Kiper or White has entered into any transactions in the Shares in the last 60 days. The transactions in the Shares by Legion Partners Special I in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 05990K 10 6

I.	CalSTRS

(a)	As of the close of business on May 19, 2017, CalSTRS beneficially owned 92,349 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 92,349
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 92,349
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CalSTRS in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety:

On May 22, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety:

99.1
Joint Filing Agreement dated May 22, 2017 by and among Legion Partners I, Legion Partners II, Legion Partners Special I, Legion Partners Special V, Legion Partners Holdings, Legion Partners, LLC, Legion Partners Asset Management, Legion Partners Holdings, Messrs. Vizi, Kiper and White and CalSTRS.

CUSIP NO. 05990K 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2017

LEGION PARTNERS, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. V

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

CUSIP NO. 05990K 10 6

LEGION PARTNERS, LLC

By:	Legion Partners Holdings, LLC Sole Member

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS ASSET MANAGEMENT, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Director

LEGION PARTNERS HOLDINGS, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

By:	/s/ April Wilcox
	Name:	April Wilcox
	Title:	Director of Operations

CUSIP NO. 05990K 10 6

SCHEDULE A

Transactions in the Shares in the Last 60 Days

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I

	Ticker or	Buy/	Trade	# of	# of
Ticker	Option	Sell	Date	Shares	Options	Price
BANC	BANC Apr '17 $15 C	SELL	4/7/17		-33	$5.33
BANC	BANC May '17 $15 C	BUY	4/7/17		183	$5.35
BANC	BANC Apr '17 $15 C	SELL	4/10/17		-21	$5.28
BANC	BANC May '17 $15 C	BUY	4/10/17		21	$5.41
BANC	BANC Apr '17 $15 C	SELL	4/11/17		-1,084	$6.44
BANC	BANC May '17 $15 C	BUY	4/11/17		1,084	$6.57
BANC	BANC Apr '17 $15 C	SELL	4/12/17		-3,461	$6.46
BANC	BANC May '17 $15 C	BUY	4/12/17		3,461	$6.59
BANC	BANC May '17 $15 C	SELL	5/15/17		-80	$5.29
BANC	BANC	SELL	5/15/17	60,000		$20.52
BANC	BANC	SELL	5/15/17	60,000		$20.44
BANC	BANC	SELL	5/16/17	55,800		$20.88
BANC	BANC	SELL	5/18/17	50,000		$20.26
BANC	BANC	SELL	5/19/17	115,000		$20.28
BANC	BANC	BUY / EXERCISED	5/19/17	466,900		$21.54

CALSTRS

	Ticker or	Buy/	Trade	# of	# of
Ticker	Option	Sell	Date	Shares	Options	Price
BANC	BANC	BUY	3/20/17	300		$20.75
BANC	BANC	SELL	3/20/17	300		$20.75
BANC	BANC	SELL	3/21/17	300		$20.30
BANC	BANC	SELL	3/22/17	1000		$20.20
BANC	BANC	BUY	3/22/17	1000		$20.20
BANC	BANC	SELL	3/23/17	1000		$20.20
BANC	BANC	SELL	3/27/17	2000		$20.30
BANC	BANC	BUY	3/27/17	2000		$20.30
BANC	BANC	SELL	3/28/17	2000		$20.98
BANC	BANC	BUY	4/18/17	1800		$21.70
BANC	BANC	SELL	4/18/17	1800		$21.70
BANC	BANC	SELL	4/19/17	1800		$21.52
BANC	BANC	SELL	4/24/17	2000		$22.10
BANC	BANC	BUY	4/24/17	2000		$22.10
BANC	BANC	SELL	4/25/17	2000		$22.77
BANC	BANC	BUY	5/18/17	3300		$20.10
BANC	BANC	SELL	5/18/17	3300		$20.10